Exhibit 99.1

 Perion Acquires an Advanced AI Company to Accelerate Market
Share Expansion and Growth

The Acquisition Enhances Perion One's Platform Performance-Driven Capabilities
Across Major Channels Through Advanced AI Algorithms

New York & Tel Aviv– May 13, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced the acquisition of Greenbids, a cutting-edge AI platform that creates custom algorithms for campaign-level optimization across walled garden platforms such as YouTube, Facebook and Instagram, as well as leading DSPs such as Google DV360 and The Trade Desk. The acquisition strengthens Perion’s ability to deliver custom, performance-based advertising at scale, unlocking new revenue opportunities and increasing its ability to gain market share. It is expected to drive higher client retention and positively contribute to Perion’s revenue and adjusted EBITDA already this year.

Greenbids’ technology creates custom bidding algorithms, specifically tailored for each brand, aligning every campaign with the KPIs that matter most to their business. It ensures that media investments are more efficient, performance-driven, and accountable. This not only improves outcomes but also gives brands greater control and transparency over how their budgets are spent. Greenbids brings a robust and growing client base of over 80 brands already using its platform, including Spotify, Ford, and Accor.

Spotify leveraged Greenbids’ technology for their Wrapped Annual Marketing Initiative across 16 EMEA markets to enhance campaign performance at scale while reducing environmental impact, demonstrating how smart custom algorithms can drive both results and responsibility. Perion will bring this technology globally to leverage its U.S. presence in over 30 countries and deep relationships with agencies and advertisers.

Lara Faguais, Head of Global media partnerships & strategy at Accor shared: “At Accor, we’re always looking to partner with companies that embody innovation, creativity and performance. With Greenbids, we found a unique opportunity to reduce our carbon emissions while improving media campaign performance. The results speak for themselves—so much so that we’ve expanded the collaboration across multiple countries, multiple brands and channels.”

This acquisition expands Perion’s addressable market significantly by adding walled garden channels such as YouTube, Facebook, and Instagram, together with AI-driven lower-funnel capabilities, complementing its existing strength in top and mid-funnel environments, including CTV, DOOH, and the open web. Greenbids’ technology will be embedded into the Perion One platform,  positioning Perion to capture a greater share of performance budgets and drive higher retention through brand-specific optimization at scale.

Tal Jacobson, Perion’s CEO said: “We see the acquisition of Greenbids as a quantum leap for the Perion One platform capabilities. We are taking another important step forward in advancing Perion One as the platform of choice for brands and agencies where media investment perfectly aligns with brand outcomes. Greenbids’ technology adds a powerful layer of algorithmic intelligence tailored to each brand’s unique goals. Combined with Perion’s multi-channel reach, we now have a scalable advantage that can deliver optimized performance, which is specifically meaningful to advertisers and brands in uncertain financial environments, as we focus on reducing waste and increasing ROI on media spend.”

“We are excited to welcome the Greenbids team of industry experts to Perion and look forward to working together to unlock greater value for our clients and shareholders,” Jacobson added. “It’s important to note that the Greenbids product will be implemented immediately into the Perion Suite of solutions under the new name of Perion Algo, and the team will become part of the Perion team at day one, which will reduce any PMI challenges as these solutions continue to scale, and enabling our Sales team to introduce these solutions to a broader market quickly.“

Guillaume Grimbert, CEO and co-founder of Greenbids, said: “In the past year, we started to hear more and more about Perion from Brands we interacted with which made us curious to understand their new solutions, which is now the Perion One Platform, and that initiated our initial partnership that led to this transaction. Joining Perion allows us to bring our technology into a company that shares our vision for smarter and more sustainable advertising. Together, we have a powerful opportunity to scale advertising intelligence globally and help more brands achieve meaningful business outcomes with greater transparency and impact.“

Transaction terms

The transaction terms include $27.5 million in cash paid upon closing, a two-year cash earnout of $22.5 million, and a 3-year employee retention of $15 million in cash and equity.

This deal structure reflects Perion’s disciplined M&A approach — securing immediate access to transformative AI technology and a blue-chip client base while tying future consideration to performance and integration milestones. The earnout incentivizes continued growth and value delivery, ensuring strong alignment with Perion’s strategy. Moreover, the retention component aimed to guarantee continuity of Greenbids’ highly skilled team, who will support a successful integration and accelerate the combined offering.

In addition to the strategic rationale, the transaction is expected to be accretive to Perion’s adjusted EBITDA and margins from day one. While initial integration begins immediately, the contribution to both adjusted EBITDA and revenue is expected to significantly accelerate from 2026 onward, driven by incremental synergies across technology, go-to-market, and scalability. By embedding Greenbids’ advanced AI algorithm into the Perion One platform and leveraging existing infrastructure, we believe that Perion can enhance efficiency, expand its addressable market, and increase customer retention. By minimizing upfront risk and maximizing long-term upside, this transaction structure positions Perion to extract strategic and financial value from day one.

Greenbids was advised by LUMA Partners.

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels. For more information, visit Perion's website at www.perion.com

About Greenbids

Greenbids is an AI-powered media buying optimization platform, purpose-built to bring clarity, performance, and intelligence back to digital advertising. It integrates seamlessly with leading ad platforms, including Programmatic, Meta, and YouTube to improve media quality, boost efficiency, and maximize return on investment. Greenbids helps top advertisers simplify execution, eliminate supply chain inefficiencies, and future-proof their marketing strategies for smarter, faster, and more sustainable results.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com